Exhibit 11

Horace Mann Educators Corporation

Computation of Net Income per Share (Unaudited)

For the Three and Nine Months Ended September 30, 2010 and 2009

(Amounts in thousands, except per share data)

	Three Months Ended September 30,		Nine Months Ended September 30,

	2010	2009	2010	2009
Basic – assumes no dilution:

Net income	$20,166	$19,281	$65,750	$51,316

Weighted average number of common shares outstanding during the period	39,411	39,180	39,294	39,172

Net income per share – basic	$0.51	$0.49	$1.67	$1.31

Diluted – assumes full dilution:

Net income	$20,166	$19,281	$65,750	$51,316

Weighted average number of common shares outstanding during the period	39,411	39,180	39,294	39,172
Weighted average number of common equivalent shares to reflect the dilutive effect of common stock equivalent securities:
Stock options	304	164	253	86
Common stock units related to Deferred Equity Compensation Plan for Directors	106	225	106	225
Common stock units related to Deferred Compensation Plan for Employees	194	190	194	190
Restricted common stock units related to Incentive Compensation Plan	1,100	881	1,100	881

Total common and common equivalent shares adjusted to calculate diluted earnings per share	41,115	40,640	40,947	40,554

Net income per share – diluted	$0.49	$0.48	$1.61	$1.27